BRIGGS & STRATTON CORPORATION

FORM 10-Q for Quarterly Period Ended March 28, 2004

Exhibit No. 3.2

AMENDMENT TO BYLAWS ADOPTED BY RESOLUTION

OF THE BOARD OF DIRECTORS ON APRIL 21, 2004

Article III, Section 3.02 of the Company’s Bylaws are amended effective April 21, 2004 to modify the mandatory retirement age pursuant to the following resolution:

WHEREAS, the Board has reviewed the Company’s Bylaws and corporate governance guidelines, relevant institutional investor standards and the practices of other public companies concerning a mandatory retirement age for directors and determined that it is in the best interests of the Company to increase such age from 70 to 72,

RESOLVED, that the Company’s Bylaws and the Board’s corporate governance guidelines are hereby modified effective immediately to increase the mandatory retirement age for directors from 70 to 72.